20007844

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00099

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Associated Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Main Street
(No. and Street)

Green Bay	WI	54301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael David Kuipers (952) 912 - 5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen, LLP
(Name – *if individual, state last, first, middle name*)

801 Felix Street	St. Joseph	MO	64501
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael David Kuipers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Associated Investment Services, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA A BECKMAN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2024

Sandra A. Beckman
Notary Public

M. David Kuipers
Signature

President and CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Associated Investment Services, Inc.
Green Bay, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Associated Investment Services, Inc. (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Board of Directors and Stockholder
Associated Investment Services, Inc.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

We have served as the Company's auditor since 2016.

St. Joseph, Missouri
February 28, 2020

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS:		
Cash and cash equivalents	$	7,296,394
Deposit with clearing broker		200,000
Receivable from broker/dealer and clearing organization		1,057,730
Receivable from related party		123,800
Prepaid assets		166,361
Software in process		31,910
Software programs, net		1,073,075
Security issue referral fees		517,684
Pension asset		4,346,717
Federal income tax receivable from related party		156,454
State income tax receivable from related party		133,452
Other assets		1,171,326
Total assets	$	16,274,903
LIABILITIES:		
Accrued personnel expense	$	2,006,460
Deferred tax liabilities, net		1,037,462
Deferred trade credit - clearing broker		562,500
Payable to clearing organization		45,476
Other liabilities		168,839
Total liabilities	$	3,820,737
STOCKHOLDER'S EQUITY:		
Common stock (No par value with a stated value of $100 per share, authorized 1,000 shares, issued and outstanding 480 shares)	$	48,000
Surplus		5,298,117
Retained earnings		7,108,049
Total stockholder's equity		12,454,166
Total liabilities and stockholder's equity	$	16,274,903

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:		
Investment advisory fees, net	$	8,429,976
Annuity and insurance commission revenue		6,101,199
Commissions		3,829,944
Security issue referral fees		1,881,010
Interest and dividends		13,759
Other revenues		270,695
Total revenue	$	20,526,583
EXPENSES:		
Personnel expense	$	11,486,355
Management and administrative fees paid to related parties		3,284,805
Occupancy and equipment		901,679
Communications, data processing and office expense		693,961
Clearance fees paid to broker-dealer		222,161
Business development and advertising		86,601
Other expenses (income)		309,830
Total expenses	$	16,985,392
Income before income tax expense	$	3,541,191
Income tax expense		960,978
Net income	$	2,580,213

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock				
	Shares	Amount	Surplus	Retained Earnings	Total
Balance, January 1, 2019	480	$ 48,000	$ 5,143,908	$ 5,727,836	$10,919,744
Net income	—	—	—	2,580,213	2,580,213
Dividends	—	—	—	(1,200,000)	(1,200,000)
Stock-based compensation expense, net of forfeitures	—	—	154,209	—	154,209
Balance, December 31, 2019	480	$ 48,000	$ 5,298,117	$ 7,108,049	$12,454,166

See accompanying notes to financial statements.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	2,580,213
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation expense, net		154,209
Software amortization		37,884
Increase in net receivable from broker/dealer and clearing organization		(144,770)
Increase in receivable from related parties		(9,900)
Decrease in prepaid assets		7,821
Increase in prepaid pension cost		(207,304)
Increase in security issue referral fees		(201,877)
Increase in other assets		(269,259)
Increase in accrued personnel expense		342,108
Increase in other liabilities		86,574
Increase in state income tax receivable		(105,619)
Increase in federal income tax receivable		(68,930)
Increase in deferred tax liabilities, net		119,185
Net cash provided by operating activities		2,320,335
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for software programs and software in process		(508,257)
Net cash used in investing activities		(508,257)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash dividends paid		(1,200,000)
Net cash used in financing activities		(1,200,000)
Net increase in cash and cash equivalents		612,078
Cash and cash equivalents at beginning of year		6,684,316
Cash and cash equivalents at end of year	$	7,296,394
Supplemental disclosures of cash flow information: Cash paid during the year for income taxes	$	1,119,104

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. Significant accounting and reporting policies follow.

Principal Business Activity

Associated Investment Services, Inc. (the "Company"), a wholly owned subsidiary of Associated Trust Company, NA (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as an introducing broker, clears all transactions on a fully disclosed basis with a clearing broker or dealer, and transmits all customer funds and securities to the clearing broker or dealer.

Revenue Recognition

Revenue is recognized when obligations under the terms of a contract with the Company's customer are satisfied. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The Company does not have any material significant payment terms, as payment is received at or shortly after the satisfaction of the performance obligation.

Revenue from contracts with customers includes commissions revenue, fee revenue, and annuity and insurance revenue. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. The Company did not have any contracts where multiple performance obligations were identified.

Using the practical expedient, for contracts with a term of one year or less, the Company recognizes incremental costs of obtaining those contracts as an expense when incurred.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

The following table disaggregates the Company's revenue by major source for the year ended December 31, 2019.

Commissions		
Investment company products and 12b-1 fees	$	3,491,885
Security transactions		338,059
Total commissions	$	3,829,944
Asset management fees and other fee revenue		
Investment advisory fees, net	$	8,429,976
Fee revenue clearing broker		265,499
Security issue referral fees		1,881,010
Total fee revenue	$	10,576,485
Annuity and insurance		
Annuity products	$	5,659,274
Insurance products		362,351
Mortgage loan insurance	$	79,574
Total annuity and insurance revenue	$	6,101,199
Revenue (in-scope of Topic 606)	$	20,507,628
Revenue (out-of-scope of Topic 606)[(a)]		18,955
Total Revenue	$	20,526,583

(a) ASC 606 - Revenue from contracts with customers ("Topic 606")

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

The following revenue streams are in scope of Topic 606:

Commissions	Commissions are charged to client securities accounts for transaction-based brokerage services such as mutual fund and stock transactions, and 12b-1 fees resulting from the sale of investment company products. Revenue for customer security transactions is recognized at the trade date which is when the performance obligation is satisfied. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred to/from the customer.
Annuity and insurance revenue	The performance obligation for annuities is satisfied upon sale of the annuity, and therefore, the related revenue is primarily recognized at the time of sale. The Company believes the performance obligation is satisfied upon the sale of the annuity because that is when the underlying annuity is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Insurance revenue is made up of life and mortgage insurance commissions. The performance obligation for life insurance is satisfied as of the date on which (a) the client is afforded protection under the policy, (b) the premium due under the policy can be reasonably estimated, and (c) the premium is billable to the client. The Company believes that the performance obligation is satisfied on that date because that is when the underlying life insurance product is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Mortgage insurance revenue is recognized over the life of the policy as the performance obligation is related to the on-going servicing of the policy. The Company believes the performance obligation for mortgage insurance services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.
Investment advisory fees, net	The Company's performance obligation for investment advisory services and retirement services is generally satisfied, and the related revenue recognized, over the period in which the services are provided. The Company believes the performance obligation for providing the advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. This revenue is recorded net of servicing fees charged by the portfolio manager.
Fee revenue clearing broker	The clearing broker fee for each investment transaction is recognized on the trade date by fulfilling the sole performance obligation when the trade is executed. The Company believes the performance obligation for clearing broker fee revenue is satisfied at trade execution because at that time the customer has obtained control of the asset and there are no additional clearing broker fees received for continued servicing on any security product bought or sold.
Security issue referral fees	The performance obligation for security issue referrals is satisfied upon the consummated transaction of the referred customer, and the revenue is recognized at that time. The Company believes the performance obligation is satisfied upon the consummation of the transaction because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Interest and dividends are out of the scope of Topic 606.

Cash and Cash Equivalents

The Company considers cash and interest bearing deposits with other financial institutions to be cash and cash equivalents.

Securities

The Company owns no shares and does no trading on its own behalf.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Fixed Assets

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets of 3 to 14 years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease. Maintenance and repair costs are charged to expense as incurred. As of December 31, 2019, all of the Company's fixed assets were fully depreciated.

Software is stated at cost less accumulated amortization and is amortized on a straight-line basis over the lesser of the contract term or the estimated useful life of the software. In February 2016, the Company implemented software used for the purpose of tracking commissions. As of December 31, 2019, the net book value of the software was approximately $1.1 million.

Income Taxes

The Company is included in the consolidated federal income tax return filed by Associated Banc-Corp (the "Corporation"). Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Stock-Based Compensation

The Company recognizes compensation expense for the fair value of stock options and restricted stock awards on a straight-line basis over the vesting period of the grants. Compensation expense recognized is included in personnel expense in the Statement of Income. See Note 9 for additional information on stock-based compensation.

NOTE 2 RECEIVABLE FROM AND PAYABLE TO BROKER/DEALERS AND CLEARING ORGANIZATION

At December 31, 2019, amounts receivable from and payable to the broker/dealer and clearing organization consist of fees and commissions receivable, and the related charges of customer transactions cleared through another broker/dealer on a fully disclosed basis.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 3 INCOME TAXES

Income tax expense for the year ended December 31, 2019 consists of the following.

CURRENT:		
Federal	$	569,511
State		272,282
Total current		841,793
DEFERRED:		
Federal	$	112,429
State		6,756
Total deferred		119,185
Income tax expense	$	960,978

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The major differences that give rise to the deferred tax assets and liabilities for the year ended December 31, 2019 are as follows.

DEFERRED TAX ASSETS:		
Accrued liabilities		6,653
State income taxes		57,699
Deferred compensation		349,020
Total deferred tax assets	$	413,372
DEFERRED TAX LIABILITIES:		
Prepaid expenses		10,516
Fixed assets		182,896
Deferred pension cost		1,257,422
Total deferred tax liabilities		1,450,834
Net deferred tax liabilities	$	1,037,462

The effective tax rate differs from the statutory federal tax rate. The major reasons for this difference in 2019 are as follows.

Federal income tax rate at statutory rate	21.0 %
Changes resulting from:	
State income taxes (net of federal income taxes)	6.1 %
Non-deductible meals, entertainment, and other non-deductible expenses	0.2 %
Equity based compensation	(0.1)%
Effective income tax rate	27.2 %

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets at December 31, 2019 is dependent upon the Company's ability to generate future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income (both of the Company and the consolidated/combined group within which the federal and state tax returns are filed), and, if necessary, tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets at December 31, 2019. No valuation allowance has been recorded at December 31, 2019.

It is the Company's policy to provide for uncertainty in income taxes and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. Any such interest or penalties related to unrecognized tax benefits is recognized in income tax expense. The Company has not provided for any uncertainty in income taxes at December 31, 2019. As such, no accrued tax interest or penalties have been recognized by the Company during 2019.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal income tax returns are open and subject to examination from the 2016 tax return year and forward. The years open to examination by state and local government authorities varies by jurisdiction.

NOTE 4 EMPLOYEE BENEFITS

Substantially all full-time employees of the Company are covered under the noncontributory defined benefit plan ("Benefit Plan") of the Corporation. Under the Benefit Plan, the Company is allocated a portion of the Benefit Plan expense and contributions to the Benefit Plan based on the employees' level of compensation, and the pension obligation is recognized by Associated Bank, NA (the "Bank"), which is a wholly owned subsidiary of the Corporation. The Benefit Plan was in an overfunded position throughout 2019, resulting in a pension asset of approximately $4.3 million in the Statement of Financial Condition at December 31, 2019 and an increase to personnel expense of approximately $216 thousand and a decrease to other expense of approximately $423 thousand on the Statement of Income for the Company's share of the Benefit Plan expense for 2019.

Substantially all full-time employees of the Company are covered under the 401(k) and Employee Stock Ownership Plan (Savings Plan) of the Corporation, and employees may make pre-tax contributions up to certain IRS dollar limits. Total expense related to the Company's contributions to the Savings Plan was approximately $410 thousand in 2019, included in personnel expense on the Statement of Income.

NOTE 5 COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space from the Bank and its various entities under operating lease arrangements that are cancelable under mutual agreement. Lease payments are determined annually based upon base rents, other operating costs and occupied square footage. Rent expense, included in occupancy and equipment on the Statement of Income, for all related-party operating leases, totaled approximately $899 thousand in 2019. There are no long-term lease obligations.

The Company may be a party to various pending and threatened legal proceedings in the normal course of business activities. Because the Company cannot state with certainty the range of possible outcomes or plaintiffs' ultimate damage claims, management cannot estimate the timing or specific possible loss or range of loss that may result from these proceedings. Management believes, based upon current knowledge, that liabilities arising out of any such current proceedings will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 6 RELATED-PARTY TRANSACTIONS

The Company maintained a balance of approximately $4.9 million of cash and cash equivalents at the Bank at December 31, 2019.

The Company received fixed and variable annuity revenue sharing fees of approximately $1.8 million and $3.9 million, respectively, in 2019 from an affiliate.

The Company paid management and administrative fees of approximately $3.3 million in 2019 to affiliates. The management and administrative fees include key shared functions such as, human resources, finance, risk management, operations, and technology.

The Company received payment for the compliance services of shared employees of approximately $154 thousand from affiliates.

As discussed in Note 1 and Note 3, the Company is included in the consolidated federal income tax return filed by the Corporation. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax calculated is remitted to the Corporation. The Company paid approximately $1 million in 2019 to the Corporation for income taxes, net of refunds. At December 31, 2019, the Company is due approximately $156 thousand of federal income tax receivable and approximately $133 thousand of state income tax receivable.

Pension and profit-sharing plan expense allocations are discussed in Note 4.

Terms of leases (including rent expense) with the Bank and its various entities are discussed in Note 5.

As discussed further in Note 9, employees of the Company may receive grants of stock options and restricted stock awards related to the common stock of the Corporation. Expense related to such stock-based compensation is included in personnel expense on the Statement of Income.

NOTE 7 OFF-BALANCE SHEET AND CONCENTRATION OF CREDIT

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through a clearing broker/dealer, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker/dealer executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The clearing broker/dealer, seeks to control the risks associated with the Company's customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker/dealer monitors the Company's customers' required margin levels daily and, pursuant to such guidelines, require the Company to contact the Company's customers to deposit additional collateral or to reduce positions when necessary.

NOTE 8 NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital for the Company is the greater of $50 thousand or 6 2/3% of aggregated indebtedness. At December 31, 2019, the Company had net capital as defined under regulatory capital requirements of approximately $1.3 million which was approximately $1.1 million in excess of its required net capital of approximately $186 thousand. The Company's ratio of aggregate indebtedness to net capital ratio was 2.09 to 1.00 at December 31, 2019.

NOTE 9 STOCK-BASED COMPENSATION

The Company recognizes expense for stock-based compensation using the fair value method of accounting. The fair value of stock options granted for common stock of the Corporation is estimated on the date of grant using a Black-Scholes option pricing model, while the fair value of restricted stock awards of the common stock of the Corporation is the fair market value on the date of grant. The fair value of stock options and restricted stock awards is amortized as personnel expense on a straight-line basis over the vesting period of the grants.

Assumptions are used in estimating the fair value of stock options granted. The weighted average expected life of the stock option represents the period of time that stock options are expected to be outstanding and is estimated using historical data of stock option exercises and forfeitures. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The expected volatility is based on the implied volatility of the Corporation's stock.

A summary of the Company's stock option activity for 2019 is presented below.

STOCK OPTIONS:	**Shares**		**Weighted Average Exercise Price**
Outstanding at January 1, 2019	34,772	$	17.69
Granted	9,717		23.45
Outstanding at December 31, 2019	44,489		18.95
Options exercisable at December 31, 2019	26,027	$	15.78

A summary of the Company's restricted stock awards activity for 2019 is presented below.

RESTRICTED STOCK AWARDS:	**Shares**		**Weighted Average Grant Date Fair Value**
Outstanding at January 1, 2019	11,235	$	22.54
Granted	7,396		23.45
Vested	(4,398)		21.49
Outstanding at December 31, 2019	14,233	$	23.34

The Company recognized compensation expense of approximately $27 thousand and $127 thousand during 2019 for the vesting of stock options and restricted stock awards, respectively. At December 31, 2019, the Company had approximately $53 thousand and $210 thousand of unrecognized compensation costs related to stock options and restricted stock awards, respectively, that are expected to be recognized over the remaining vesting period of approximately 3 years.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 10 FAIR VALUE MEASUREMENTS

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.

Level 1 inputs	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs	Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

There have been no changes in the valuation methodologies used at December 31, 2019, and there have been no transfers between the fair value levels.

NOTE 11 NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

ASU 2018-15 Intangibles-Goodwill and Other Internal-Use Software (Subtopic 350-40)

The FASB issued an amendment which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The amendments in this Update require an entity (customer) in a hosting arrangement that is a service contract to follow the guidance in Subtopic 350-40 to determine which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The amendments also require the entity (customer) to expense the capitalized implementation costs of a hosting arrangement that is a service contract over the term of the hosting arrangement. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Entities were required to apply the amendment either retrospectively or prospectively to all implementation costs incurred after the date of adoption. Early adoption was permitted. The Company adopted this amendment in 1st quarter 2019 using the prospective approach. There is no material impact on results of operation, financial position or liquidity.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

ASU 2016-02 Leases (Topic 842)

The FASB issued an amendment to provide transparency and comparability among organizations by recognizing lease assets and lease liabilities on the consolidated balance sheets and disclosing key information about leasing arrangements. This amendment required lessees to recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. This amendment was effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The modified retrospective approach includes a number of optional practical expedients that entities could elect to apply. These practical expedients relate to the identification and classification of leases that commenced before the effective date, initial direct costs for leases that commenced before the effective date, and the ability to use hindsight in evaluating lessee options to extend or terminate a lease or to purchase the underlying asset. Early adoption was permitted. ASU 2018-01 permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity's adoption of Topic 842. ASU 2018-10 was issued as improvements and clarifications of ASU 2016-02 were identified. This Update provides clarification on narrow aspects of the previously issued Updates. ASU 2018-11 was issued to provide entities with an additional (and optional) transition method to adopt the new leases standard under ASU 2016-02. ASU 2019-01 was issued to assist in determining the fair value of underlying asset by lessors, address the presentation to the statements of cash flows, and clarify transition disclosures related to Topic 250. The Company adopted this amendment in 1st quarter 2019. There is no material impact on results of operation, financial position or liquidity.

NOTE 12 RECENT DEVELOPMENTS

Management has evaluated subsequent events for potential recognition or disclosure through February 27, 2020, the date of the filing of the financial statements with the Securities and Exchange Commission.

On February 5, 2020 the Company declared $300,000 in dividends paid on February 14, 2020.

ASSOCIATED INVESTMENT SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF ASSOCIATED TRUST COMPANY, NA)

Schedule I

Computation of Net Capital Under Rule 15c3-1
December 31, 2019

NET CAPITAL:			
Total stockholder's equity		$	12,454,166
Deductions and/or charges:			
Total Non-allowable assets from Statement of Financial Condition:			
Statement of Financial Condition:			
Prepaid assets	166,361		
Prepaid pension cost	4,346,717		
Other assets	6,518,708		
Total Non-allowable assets	11,031,786		
Other deductions and/or charges	90,533		
Total deductions and/or charges			(11,122,319)
Net capital		$	1,331,847
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Items included in statement of financial condition:			
Accounts payable, accrued expenses, and other liabilities		$	2,783,275
Percentage of aggregate indebtedness to net capital			208.98
Ratio: Aggregate indebtedness to net capital			2.09 to 1.00
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required (6-2/3% of aggregate indebtedness)		$	185,552
Minimum dollar net capital requirement		$	50,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)		$	185,552
Excess net capital			1,146,295
Net capital less greater of 10% of Total aggregate indebtedness Or 120% of Minimum dollar net capital requirement		$	1,053,519

There is no material difference between the computation of net capital above and that reported by the Company in the December 31, 2019, Part II A (unaudited) of Form X-17A-5 filed on January 24, 2020.

See accompanying report of independent registered public accounting firm.

Schedule II

Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (exemption)
December 31, 2019

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 (exemption)
December 31, 2019

The Company claims an exemption from computing the reserve requirements under Rule 15c3-3, paragraph (k)(2)(ii), of the Securities Exchange Act of 1934 as well as including information relating to the possession or control requirements under Rule 15c3-3. The Company clears through another broker-dealer on a fully disclosed basis, carries no margin accounts, and does not hold funds or securities for or owe money or securities to customers. Should the Company receive any customer funds and securities, they are promptly transmitted to the clearing broker who carries the accounts of such customers on a fully disclosed basis.